William HILL
Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600



4th October 2010

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  September 1st; 3rd; 6th; 10th; 24th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

William Hill PLC. Registered Office: Greenside House, 50 Station Road, Wood Green, London N22 7TP. Reg. No. 4212563 England

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 September 2010 10:55
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9603R
William Hill PLC
01 September 2010

1 September
2010

William Hill PLC (the "Company")

Total Voting Rights

As at 1 September 2010 William Hill PLC has 701,249,844 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 396,356 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 701,249,844 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

TVRKFLBBBKFEBBL

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 03 September 2010 11:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1210S
William Hill PLC
03 September 2010

3 September 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 2 September 2010, 2,283 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 124 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,252,127 ordinary shares in issue, in addition 394,073 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

POSLLFIIADIVIII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 September 2010 14:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2193S
William Hill PLC
06 September 2010

The following notification was received on 31st August 2010 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
6 September 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC GB0031698896

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	UBS Global Asset Management (Entities)
4. Full name of shareholder(s) (if different from 3.):	CCR Asset Management UBS Global Asset Management (UBS Global Asset Management (UBS Global Asset Management (UBS Global Asset Management (GmbH UBS Global Asset Management (UBS Global Asset Management L
5. Date of the transaction and date on which the threshold is crossed or reached:	25 August 2010
6. Date on which issuer notified:	27 August 2010
7. Threshold(s) that is/are crossed or reached:	7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transa**			
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of**
				Direct	**Indirect**	**Direc**

GB0031698896	43,348,661	43,348,661	48,675,652	2,150,992	46,524,660	0.31%	6.63%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
Equity Swaps/ CFD	1	31 Dec 2049	39 Years	462,027	0.07%	-

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
49,137.679	7.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

CCR Asset Management - 314,888 - 0.04%
UBS Global Asset Management (Americas) Inc - 642,483 - 0.09%
UBS Global Asset Management (Australia) Ltd - 50,932 - 0.01%
UBS Global Asset Management (Canada) Co. - 32,040 - 0.00%
UBS Global Asset Management (Deutschland) GmbH - 339,200 - 0.05%
UBS Global Asset Management (UK) Limited - 45,607,144 - 6.51%
UBS Global Asset Management Life Limited - 2,150,992 - 0.31%

Proxy Voting:	
10. Name of the proxy holder:	UBS Global Asset Management on behalf of a number of clients
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Brigitte Schwarz/Hendrik Marenbach
15. Contact telephone number:	+41 44 239 4386

END

HOLZMGGLFVZGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 10 September 2010 16:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5245S
William Hill PLC
10 September 2010

10 September 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 10 September 2010, 284 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 124 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,252,411 ordinary shares in issue, in addition 393,789 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

STRLLFLEAFIILII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 24 September 2010 14:54

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2898T
William Hill PLC
24 September 2010

24 September 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 24 September 2010, 4,873 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 124 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,257,284 ordinary shares in issue, in addition 388,916 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

STRLLFEVAIISFII